Via EDGAR

April 18, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Select Energy Services, Inc.

Registration Statement on Form S-1
File No. 333-216404

Ladies and Gentlemen:

On behalf of Select Energy Services, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on April 20, 2017, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

SELECT ENERGY SERVICES, INC.

By:	/s/ John D. Schmitz
Name:	John D. Schmitz
Title:	Chief Executive Officer

cc:                                David P. Oelman, Vinson & Elkins L.L.P.

Alan Beck, Vinson & Elkins L.L.P.